AAP 8/9/2004

SO 8/9/04

SECURITIES AND EXCHANGE COMMISSION

04019579

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~~ANNUAL AUDITED REPORT~~
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44659 ~~47180~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANDREW GARRETT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 PARK AVE. 22nd FL.
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LARRY SCHULDER 212-880-7403
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN GOLDBERG & DROGIN LLP
(Name – *if individual, state last, first, middle name*)

591 STEWART AVENUE - SUITE 450 (Address) GARDEN CITY (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AAP 8-9-2004

OATH OR AFFIRMATION

I, ANDREW SYCOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANDREW GARRETT INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public

Revan R. Schwartz
Notary Public, State of New York
No. 01SC6876850
Qualified in Queens County
Commission Expires Nov. 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDREW GARRETT, INC.

For the year ended December 31, 2003

CONTENTS

LIEBMAN GOLDBERG & DROGIN LLP
Certified Public Accountants
591 Stewart Avenue, Suite 450
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

Board of Directors
Andrew Garrett, Inc.

We have audited the accompanying statement of financial condition of Andrew Garrett, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andrew Garrett, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 12-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liebman Goldberg & Drogin LLP

Liebman Goldberg & Drogin, LLP
Garden City, New York

February 10, 2004

ANDREW GARRETT, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

	Allowable	Non-Allowable	Total
Cash in bank	$ 117,859	$ -	$ 117,859
Receivables from broker dealers and clearing organizations	299,956	-	299,956
Deposit with clearing organization	35,000	-	35,000
Securities owned at market value	696,300	-	696,300
Property and equipment, net		284,256	284,256
Deposits and prepaid expenses	-	114,455	114,455
Other receivables	-	602,926	602,926
Total assets	$ 1,149,115	$ 1,001,637	$ 2,150,752

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Accrued commissions and payroll payable	$ 198,596	$ -	$ 198,596
Accounts payable, taxes and accrued expenses payable	534,665	-	534,665
Deferred income taxes payable	-	113,947	113,947
Total liabilities	$ 733,261	$ 113,947	847,208
Commitments and Contingencies			
Stockholders' Equity:			
Common stock - no par value; voting; 1,000 shares issued and outstanding			445,336
Additional paid-in capital			3,494,008
Deficit			(2,635,800)
Total stockholders' equity			1,303,544
Total liabilities and stockholders' equity			$ 2,150,752

The accompanying notes are an integral part of these statements

ANDREW GARRETT, INC.

STATEMENT OF INCOME

For the year ended December 31, 2003

Revenues:		
Commission income	$ 2,407,009	
Trading and investment gains	1,957,334	
Interest, and other income	332,525	
Total revenues		$ 4,696,868
Expenses:		
Commissions	1,736,065	
Salaries and related payroll taxes	1,019,919	
Professional fees	73,740	
Occupancy and equipment rental	351,536	
Travel and entertainment	51,829	
Telephone	238,900	
Dues and regulatory expenses	71,830	
Other administrative expenses	133,176	
Clearance and execution costs	107,730	
Marketing and advertising	57,714	
Office expense and postage	233,305	
Insurance	26,971	
Interest expense	8,807	
Depreciation and amortization	22,814	
Total expenses		4,134,336
Income before provision for income taxes		562,532
Provision for income taxes		202,283
Net income		$ 360,249

The accompanying notes are an integral part of these statements

ANDREW GARRETT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2003

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings (Deficit)	Total
Balance January 1, 2003	1,000	$ 445,336	$ 3,586,394	$ (2,996,049)	$ 1,035,681
Return of investment	-	-	(459,886)	-	(459,886)
Cash contributions	-	-	367,500	-	367,500
Net income	-	-	-	360,249	360,249
Balance December 31, 2003	1,000	$ 445,336	$ 3,494,008	$ (2,635,800)	$ 1,303,544

The accompanying notes are an integral part of these statements

ANDREW GARRETT, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2003

Cash Flows from Operating Activities:	
Net income	$ 360,249
Adjustments to reconcile net income to net cash	
(used in) operating activities:	
Depreciation and amortization	22,814
Net affect of prior period adjustments	40,109
(Increase) Decrease in Operating Assets:	
Receivables from brokers and dealers	235,506
Deposits with clearing organization	97,625
Securities owned at market value	(498,111)
Deposits and prepaid expenses	(49,908)
Other assets	(550,853)
Deferred tax asset	88,336
Increase (Decrease) in Operating Liabilities:	
Aggregate indebtedness	47,246
Subordinated loan payable	(160,200)
Deferred income taxes payable	113,947
Total adjustments	(613,489)
Net cash (used in) operating activities	(253,240)
Cash Flows from Financing Activities:	
Contributed capital-shareholder	367,500
Net cash provided by financing activities	367,500
Net increase in cash	114,260
Cash - beginning of year	3,599
Cash - end of year	$ 117,859
Supplemental Disclosures:	
Interest paid	$ 26,971
Income taxes paid	$ -

The accompanying notes are an integral part of these statements

Note 1 – Description of Business:

Andrew Garrett, Inc. (Company) formerly known as Midwest Discount Brokers, Inc., was incorporated in the State of Missouri on March 18, 1992. The Company is a broker-dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company began operating as an introducing broker-dealer in July 1992. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

In November 2001, the Company merged with Andrew Garrett Acquisition Corporation. Andrew Garrett Acquisition Corporation, a Delaware Corporation, and affiliate of Andrew Garrett Holding Corporation D/B/A Andrew Garrett, Inc. of New York, was formed for the sole purpose of acquiring all of the outstanding common stock of the existing Midwest Discount Brokers, Inc. Immediately subsequent to the acquisition of the stock of Midwest Discount Brokers, Inc., the two Corporations completed a merger of the two existing Corporations. At the time of the merger, Andrew Garrett Acquisition Corporation had no assets or liabilities; all assets having been expended in the stock acquisition and no liabilities incurred in said stock acquisition.

Upon completion of the merger the surviving entity cancelled all of the prior outstanding stock certificates; changed the authorized share of common stock from the prior authorized common stock to 1,000 shares of no par value stock and issued the new 1,000 shares. The surviving entity changed its corporate name from "Midwest Discount Brokers, Inc." to "Andrew Garrett Inc." and filed the election with the Secretary of State for the Company to operate under the name "Midwest Discount Brokers Inc." to facilitate the continuing operations with customers and suppliers.

Note 2 – Summary of Significant Accounting Policies:

Nature of Business:

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities Transactions:

Securities transactions (and related commission revenues and expenses) are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Note 2 - Summary of Significant Accounting Policies (Continued):

Market Value of Securities:

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of income. Securities not readily marketable are valued at fair value as determined by management.

Investment Banking:

Investment banking fee income represents fees earned from providing merger and acquisition, financial restructuring advisory services, and acting as sales agent for issuing company's securities.

Property and Equipment:

Property and equipment are reflected at cost. For financial reporting purposes, depreciation is computed using the straight-line method over the useful life of the asset while for income tax reporting, depreciation is computed using the Modified Accelerated Cost System (MACRS) over the statutorily prescribed recovery periods.

Maintenance and repairs, which neither materially add to nor appreciably prolong the life of the property, are charged to expense as they are incurred. Gains in losses on dispositions of property and equipment, as applicable, are included in income or expense.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash approximates fair value.

Note 2 - Summary of Significant Accounting Policies (Continued):

Concentration of Credit Risk:

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company maintains some of its cash balances in accounts, which exceed federally insured limits. It has not experienced any losses to date resulting from this policy.

Recent Accounting Pronouncements:

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("SFAS No. 143", and in August 2001 issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment and disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 144, which supersedes and amends certain existing accounting and reporting pronouncements, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 and SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS 143 and 144 and its application to amounts currently included in the Corporation's balance sheet will no have a material impact on the Corporation's accounting and disclosures.

Note 3 - Receivable from and Deposit with Clearing Organization:

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivables from broker dealers and clearing organizations represents primarily cash held by the clearing organizations for commissions generated in December 2003 and received in January 2004. The deposit with the clearing organizations is required by the clearing agreement.

As stated in Note 2, the Company records securities transactions on a settlement date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Should a customer not fulfill his obligation on a trade date transaction through December 31, 2003, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2003 settled with no resulting liability to the Company.

Note 3 - Receivable from and Deposit with Clearing Organization (Continued):

The Company is engaged in various trading and brokerage activities whose counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2003 consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 299,956	$ 0
	$ 299,956	$ 0

Note 4 - Property and Equipment:

Property and equipment consists of the following:

		Years
Furniture and equipment	$429,260	5 - 7
Leasehold improvements	272,853	36
Total	702,113	
Less: accumulated depreciation and amortization	417,857	
	$284,256	

Depreciation and amortization expense for the year ended December 31, 2003 amounted to $22,814.

Note 5 - Related Party Transactions:

During 2001, the company entered into an Expense Allocation Agreement with one of its stockholders, BrokerageAmerica LLC. Under the agreement, each of the parties desires to receive certain administrative and other services from the other party in exchange for compensation set forth in the Expenses Allocation Agreement.

Note 6 - Income Taxes:

The deferred income tax balances were comprised of the following:

	For the year ended December 31, 2003
Income tax expense:	
Current tax:	
Federal	$167,615
State	34,668
Deferred income tax payable:	
Federal	$167,615
State	34,668
Less: Deferred tax benefit	(88,336)
	$ 113,947

The effective tax rate is 34% for Federal income tax and 6.25% for State income tax.

Pursuant to SFAS No. 109, deferred income taxes (benefits) have been provided and relates to the company's net operating loss. Deferred tax expense or benefit is the change in the computed tax asset or liability balance.

Note 7 - Securities Owned, and Sold, Not Yet Purchased:

Marketable securities owned, and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$696,300	$ 0
Options	0	0
	$696,300	$ 0

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Note 8 - Net Capital Requirement:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2003, the Company's regulatory net capital was $213,202, which was $113,202 in excess of the minimum required.

Note 9 - Commitments and Contingencies:

As of December 31, 2003, the Company had future minimum annual lease obligations as follows:

Year	Amount
2004	$168,306
2005	63,015
2006	53,970
2007	40,478
	$325,769

Note 10- Subordinated Loans:

In 1995, the Company entered into a subordinated loan agreement with Rosa Lee Strain in the amount of $160,200 with an interest rate of 16.8%. Interest is to be paid monthly. The note matured on August 1, 2003. It was renewed at 12% maturing March 1, 2003. The last payment for this note was made in July 2003. The note is satisfied and no longer outstanding.

The National Association of Securities Dealers, Inc. (Association) found the above referenced Agreement to be acceptable as a satisfactory subordination agreement effective as of August 1, 1995.

Appendix D of SEC Rule 15c3-1 requires the prior written approval of the Association before any repayment of a subordination agreement can be made. Accordingly, unsecured advances to the lender during the term of the Agreement are not permitted, since such advances would constitute unauthorized prepayments. All unauthorized prepayment matters are presented to the District Business Conduct committee for disciplinary review.

Supplemental Information

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

For the year ended December 31, 2003

Net Capital

Total ownership equity from statement of financial condition	$ 1,303,544
Add other liabilities or allowable credits - deferred income taxes payable	113,947
Total capital	1,417,491
Deductions and/or charges a) total non-allowable assets from statement of financial condition	1,001,637
Net capital before adjustments for haircuts on securities positions and undue concentration.	415,854
Adjustments:	
Haircut on securities	(104,445)
Undue concentration	(98,207)
Total adjustments	(202,652)
Net capital	$ 213,202
Minimum net capital	$ 100,000
Excess net capital	$ 113,202
Aggregate indebtedness	$ 733,261
Percentage of aggregate indebtedness to net capital (733,261 ÷ 113,202)	647.7%

See accountant's report.

ANDREW GARRETT, INC.

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2003

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker dealer on a fully disclosed basis. In the opinion of the management of Andrew Garrett, Inc., the conditions of the Company's exemption from rule 15c3-3 were complied with throughout the year ended December 31, 2003.

ANDREW GARRETT, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

For the year ended December 31, 2003

Net capital per audited focus report	$	415,854
Net capital per unaudited focus report		258,750
Difference to be reconciled	$	157,104
Additional year end adjustments	$	156,431
Difference in haircut and undue concentration		673
	$	157,104

See accountant's report.

ANDREW GARRETT, INC.

INDEPENDENT AUDITORS' REPORT

ON

INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2003

LIEBMAN GOLDBERG & DROGIN LLP
Certified Public Accountants
591 Stewart Avenue, Suite 450
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

Board of Directors
Andrew Garrett, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Andrew Garrett, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Liebman Goldberg & Drogin LLP
Garden City, New York

February 10, 2004